October 2, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (312) 573-1313

Mr. Joseph Wagner, Chief Executive Officer
XA, Inc.
John Hancock Center
875 North Michigan Avenue, Suite 2626
Chicago, IL   60611

RE: XA, Inc.
**   File No. 000-32885**
**   Form 10-KSB for the year ended December 31, 2006**
**   Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007**

Dear Mr. Wagner:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Management's Discussion and Analysis, page 25

1.   The critical accounting policies you discussed in this section do not appear to be
        relevant to your business. In future filings, please revise the MD&A to address the
        role significant accounting policies and estimates have in understanding the
        company's results including, but not limited to, your accounting policy for
        revenue recognition and impairment of long-lived assets and goodwill. Provide a
        comprehensive discussion of your critical accounting policies, including the
        judgments and uncertainties affecting the application of those policies and the
        likelihood that materially different amounts would be reported under different
        conditions or using different but reasonably plausible assumptions.

Financial Statements

Note 1 – Summary of Significant Accounting Policies

2.   Please revise to disclose your revenue recognition policy for each type of service
        you provide including, but not limited to, the timing in which you recognize
        revenue for each of those services and your basis in GAAP for your treatment.
        We requested this disclosure in our letters dated May 23, 2005 and August 10,
        2005, and in a telephone conversation with Mr. David Loev, your legal counsel,
        on October 14, 2005.

3.   Given the significance of your long-lived assets and goodwill, please explain to
        us, and consider disclosing, your impairment policy relating to these assets. Refer
        to SFAS 144 and 142.

4.   We note that you issued shares of common stock for services (pages F-6 and F-7),
        warrants to employees (page F-12), warrants in connection with services (page F-
        13) and warrants to two executives (page F-13). For each of these transactions,
        please explain to us how you measured and accounted for each of these
        transactions. Tell us how you considered the measurement, accounting and
        disclosure guidance in SFAS 123(R) and EITF 96-18.

Property and Equipment, page F-7

5.   The MD& A indicates on page 29 that leasehold improvements mainly included
        the XA Scene office space and venue rental in New York City. Note 1 on page F-
        7 indicates that leasehold improvements are amortized over their estimated lives
        of 39 years, which is significantly longer than the 10-year lease term of these
        facilities as disclosed in note 5 on page F-15. On March 4, 2005 the Staff issued
        Current Accounting and Disclosure Issues in the Division of Corporation Finance,
        which is available on our website at

http://www.sec.gov/divisions/corpfin/acctdis030405.pdf.   Section II.C.1 of this release indicates that the Commission's Office of Chief Accountant issued a letter on February 7, 2005, which is available on our website at http://www.sec.gov/info/accountants/staffletters/cpcaf020705.htm, outlining the current GAAP literature that should be looked to in determining the appropriate amortization period for leasehold improvements. Please explain to us how you considered the guidance referenced above and the guidance in EITF 05-06 in determining the amortization period for your leasehold improvements. Your response should address why lease renewals, if any, covering the 39 year period are reasonably assured.

Note 3 – Notes Payable, page F-9

6.   The note indicates that the estimated value of the conversion feature was determined in accordance with EITF 00-27 using the Black-Scholes pricing model. However, your presentation of "Derivative Liability" and "Decrease in fair value of derivatives" on the face of the financial statements suggests that you bifurcated the conversion feature embedded in the convertible notes. Please be advised that that the accounting literature for beneficial conversion feature is not used when the conversion feature is bifurcated. In the interest of clarity, for each issuance of convertible notes during the 2006 fiscal year and subsequent interim periods, tell us how you evaluated the conversion feature associated with these offerings to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133. Specifically, address the following comments and clarify your disclosures as appropriate:

- Explain how you considered the criteria in paragraph 12(a) – 12(c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your analysis.
- Your response should include information regarding the terms of the notes, as well as whether any of the terms would require net cash settlement, and how you analyzed these terms using the conditions outlined in paragraphs 12-32 of EITF 00-19 to support your conclusion.
- If the scope exception of paragraph 11(a) were not met, tell us why you have not considered the conversion feature to be embedded derivatives that is subject to classification and measurement at fair value.
- For the 2006 fiscal year and subsequent interim periods, please explain to us your basis in GAAP for including "Decrease in fair value of derivatives" in "Other Comprehensive Income."

Forms 10-QSB for the quarters ended March 31, 2007 and June 30, 2007

Financial Statements

7.   Please revise to disclose net loss per share information for the comparable periods
        of the preceding fiscal year. Refer to Item 310(b) of Regulation S-B and
        paragraph 38 of SFAS 128.

Note 3 – Notes Payable, page F-11

8.   We noted that the exercise price of the warrants relating to the June 26,
        September 26 and October 26, 2006 convertible notes, as well as the warrants
        relating to the now retired 6% convertible note (page 19) was re-priced in June
        2007. We also noted that the due date of the September 26 and October 26, 2006

        convertible notes was extended. Please explain to us and clarify in your filings the
        accounting impact of the referenced changes relating to the loan agreements and
        address any incentives offered to note and warrant holders.

Management Discussion and Analysis

Registration Rights Agreement, page 23

9.   Please explain to us how you account for the registration payment arrangement
        and how you considered the guidance in FSP EITF 00-19-2 in determining this
        accounting.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed response letters greatly facilitate our
review. Please submit your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

XA, Inc.
Page 5 of 5

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant